Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of March 31, 2025 and December 31, 2024	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2025 and 2024	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2025 and 2024	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2025 and 2024	5
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2025	6

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of March 31, 2025, and December 31, 2024

	Notes	March 31, 2025	December 31, 2024

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	2,825,484	3,341,738
Other financial assets	7/13	6,828	6,496
Trade and other receivables	7	35,361	15,513
Prepayments	7	329,605	169,649
Other current assets		-	7,967
Total current assets		3,197,278	3,541,363

Non-current assets
Right-of-use assets	8	39,567	41,578
Intangible assets	10	-	-
Equipment	9	1,024	1,131
Non-current financial assets	11	7,094	7,089
Investment accounted for using the equity method	22	6,239,691	7,087,142
Total non-current assets		6,287,376	7,136,940

Total assets		9,484,654	10,678,303

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		7,398	7,306
Payables and accruals	12	948,171	794,787
Other current liabilities	12	101,243	-
Total current liabilities		1,056,812	802,093

Non-current liabilities
Non-current lease liabilities		32,804	34,688
Retirement benefits obligations	15	99,360	164,251
Total non-current liabilities		132,164	198,939

Equity
Share capital	13	1,843,545	1,843,545
Share premium	13	266,382,595	266,382,670
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(869,302)	(869,708)
Other reserves		31,153,935	31,062,996
Accumulated deficit		(354,835,318)	(353,362,455)
Total equity		8,295,678	9,677,271

Total liabilities and equity		9,484,654	10,678,303

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month period ended March 31, 2025 and 2024

		For the three months ended March 31,
	Notes	2025	2024

		Amounts in Swiss francs

Revenue from contract with customer	16	-	233,480
Other income	17	71,055	1,430

Operating costs
Research and development		(156,066)	(245,125)
General and administration		(521,251)	(777,877)
Total operating costs	18	(677,317)	(1,023,002)

Operating loss		(606,262)	(788,092)

Finance income		-	53,525
Finance expense		(19,150)	(611)
Finance result	20	(19,150)	52,914

Share of net loss of investment accounted for using the equity method	22	(847,451)	-

Net loss before tax from continuing operations		(1,472,863)	(735,178)
Income tax expense		-	-
Net loss from continuing operations		(1,472,863)	(735,178)

Net loss from discontinued operations (attributable to equity holders of the Group)	21	-	(2,351,961)

Net loss for the period		(1,472,863)	(3,087,139)

Basic and diluted loss per share
From continuing operations		(0.01)	(0.01)
From discontinued operations		-	(0.02)
Total basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	23	(0.01)	(0.03)

Other comprehensive income / (loss)
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation related to continuing operations		65,892	(2,497)
Remeasurements of retirement benefits obligation related to discontinued operations		-	(47,348)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		130	1,128
Other comprehensive income / (loss) for the period, net of tax		66,022	(48,717)

Total comprehensive loss for the period		(1,406,841)	(3,135,856)
From continuing operations		(1,406,841)	(736,547)
From discontinued operations		-	(2,399,309)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month periods ended March 31, 2025 and 2024

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Amounts in Swiss francs
Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net loss for the period		-	-	-	-	-	-	(3,087,139)	(3,087,139)
Other comprehensive loss for the period		-	-	-	-	1,128	(49,845)	-	(48,717)
Total comprehensive loss for the period		-	-	-	-	1,128	(49,845)	(3,087,139)	(3,135,856)
Cost of pre-funded warrants exercised		-	(3,647)	-	-	-	-	-	(3,647)
Value of share-based services	14	-	-	-	-	-	386,028	-	386,028
Movement in treasury shares:	13
Net sales under liquidity agreement		-	(2,417)	-	3,947	.	-	-	1,530
Sales agency agreement		-	204,750	-	30,507	-	-	-	235,257
Costs under sale agency agreement		-	(1,764)	-	-	-	-	-	(1,764)
Balance as of March 31, 2024		1,843,545	266,391,611	64,620,223	(875,112)	(658,742)	30,810,869	(363,505,381)	(1,372,987)

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total
Amounts in Swiss francs
Balance as of January 1, 2025		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271
Net loss for the period		-	-	-	-	-	-	(1,472,863)	(1,472,863)
Other comprehensive Income for the period.		-	-	-	-	130	65,892	-	66,022
Total comprehensive loss for the period		-	-	-	-	130	65,892	(1,472,863)	(1,406,841)
Value of share-based services	14	-	-	-	-	-	24,917	-	24,917
Net sales of treasury shares under liquidity agreement	13	-	(75)	-	406	-	-	-	331
Balance as of March 31, 2025		1,843,545	266,382,595	64,620,223	(869,302)	(658,755)	31,812,690	(354,835,318)	8,295,678

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2025 and 2024

		For the three months ended March 31,
	Notes	2025	2024

		Amounts in Swiss francs
Net loss for the period		(1,472,863)	(3,087,139)
Adjustments for:
Depreciation	8/9	2,118	70,360
Fair value of services received at zero cost recorded as other income..	10	(71,055)	-
Fair value of services received at zero cost recorded as other operating costs	10	71,055	-
Value of share-based services	14	24,917	386,028
Post-employment benefits		1,003	(28,327)
Share of the net loss of associates	22	847,451	-
Finance cost / (income) net		16,087	(98,152)
Increase in other financial assets	7	(332)	(1,532)
Increase in trade and other receivables	7	(19,848)	(5,885)
Increase in contract asset	7	-	(67,894)
Increase in prepayments	7	(159,833)	(434,559)
Decrease in other current assets	7	7,967	-
Increase in payables and accruals	12	153,384	931,159
Increase in other current liabilities	12	1,243	-
Decrease in deferred income		-	(324,210)
Assets recorded as held for sale	21	-	(186,522)
Liabilities recorded as held for sale	21	-	652,294
Net cash used in operating activities		(598,706)	(2,194,379)

Cash flows from financing activities
Costs paid on sale of treasury shares – shelf registration		-	(2,782)
Costs paid on exercise of pre-funded warrants		-	(2,230)
Sales under sale agency agreement & liquidity agreement movements	13	331	236,787
Costs paid on sale of treasury shares under sale agency agreement		-	(1,764)
Funds received in advance for future sales of treasury shares	12	100,000	-
Principal element of lease payment		(1,792)	(66,735)
Interest received	20	-	7,555
Interest paid	20	(548)	(6,283)
Net cash from financing activities		97,991	164,548

Decrease in cash and cash equivalents		(500,715)	(2,029,831)

Cash and cash equivalents at the beginning of the period	6	3,341,738	3,865,481
Asset recorded as held for sale (cash)	21	-	(305,809)
Exchange difference on cash and cash equivalents		(15,539)	97,991

Cash and cash equivalents at the end of the period	6	2,825,484	1,627,832

During the three-month period ended March 31, 2025 non-cash items of CHF 0.9 million primarily relate to the share of the net loss of associates (note 22).

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month period ended March 31, 2025

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol ADXN. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on June 18, 2025.

2. Basis of preparation

These interim condensed consolidated financial statements for the three-month period ended March 31, 2025, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2024.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2025. Of the latter, the Group noted the amendment of IAS 21: The Effects of Changes in Foreign Exchange rates relating to the exchange rate of currencies that are not exchangeable. The Group concluded that this amendment was not relevant as the Group only uses major currencies. The Group is also assessing other new and revised standards which are not mandatory until after 2025 and noted that IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027 and may impact the presentation and structure of the Group’s primary financial statements and related disclosures.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts. Where necessary, comparative figures have been revised to conform with the current year 2025.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

3. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited interim condensed consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-June 2026. These factors individually and collectively indicate that a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations, assets and liabilities held for sale related to the Neurosterix Transaction

During the first quarter of 2024, it became highly probable that the Group would sell a part of its business constituted by its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (see note 21). As a consequence, the group recorded assets held for sale, liabilities held for sale as of March 31, 2024 and recognized discontinued operations in the financial line of the statements of comprehensive loss called “net loss from discontinued operations” in accordance with IFRS 5. The Group identified cash flows used in discontinued operations for the three month-period ended March 31, 2024 (see note 21). The identification of assets held for sale, liabilities held for sale and discontinued operations may require some degree of judgement.

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix Group. This carrying amount is going to be increased or decreased to recognize the share of profit or loss of Neurosterix Group and tested for impairment whenever events or changes in circumstances indicate that it may not be recoverable.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Equity instruments

The group records in equity the pre-funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black-Scholes model.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 15.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group is derived from the business of discovery, development and commercialization of pharmaceutical products. Income primarily relates to research services provided to a pharmaceutical company and the fair value of services received from Neurosterix Group at zero cost (notes 10 and 21).

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months Ended March 31,
	2025	2024
Collaborative research funding	-	233,480
Fair value of services received at zero cost from Neurosterix Group	71,055	-
Other service income	-	1,430
Total	71,055	234,910

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months Ended March 31,
	2025	2024
Indivior PLC	-	233,480
Neurosterix Group	71,055	-
Other counterparties	-	1,430
Total	71,055	234,910

For more detail, refer to note 16 “Revenue from contract with customer” and note 17 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	March 31, 2025	December 31, 2024
Switzerland	6,287,032	7,136,602
France	344	338
Total	6,287,376	7,136,940

The geographical analysis of operating costs is as follows:

	For the three months Ended March 31,
	2025	2024
Switzerland	673,848	1,021,074
United States of America	2,315	1,646
France	1,154	282
Total operating costs (note 18)	677,317	1,023,002

The capital expenditure during the three-month period ended March 31, 2025 is nil (nil for the three-month period ended March 31, 2024).

6. Cash and cash equivalents

	March 31, 2025	December 31, 2024
Cash at bank and on hand	2,825,484	3,341,738
Total cash and cash equivalents	2,825,484	3,341,738

Split by currency:

	March 31, 2025	December 31, 2024
CHF	90.74%	80.84%
USD	5.76%	14.90%
EUR	2.77%	2.42%
GBP	0.73%	1.84%
Total	100.00%	100.00%

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The Group invests its cash balances into a variety of current accounts mainly with two Swiss banks whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of March 31, 2025 and December 31, 2024.

7. Other current assets

	March 31, 2025	December 31, 2024
Other financial assets	6,828	6,496
Trade and other receivables	35,361	15,513
Prepayments	329,605	169,649
Other short-term assets	-	7,967
Total other current assets	371,794	199,625

Prepayments increased by CHF 0.2 million as of March 31, 2025 compared to December 31, 2024 primarily due to the annual Directors and Officers (D&O) insurance premium and retirement benefits paid annually at the beginning of the year. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all trade receivables and other receivables. The Group has considered that the trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of March 31, 2025 and December 31, 2024.

8. Right-of-use assets

Year ended December 31, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(73,337)	(677)	(74,014)
Effect of lease modifications	23,940	-	23,940
Disposals	(7,408)	-	(7,408)
Assets transferred to Neurosterix Pharma Sàrl	(230,141)	(1,131)	(231,272)
Closing net book amount	41,578	-	41,578

As of December 31, 2024	Properties	Equipment	Total
Cost	111,642	-	111,642
Accumulated depreciation	(70,064)	-	(70,064)
Net book value	41,578	-	41,578

Period ended March 31, 2025	Properties	Total
Opening net book amount	41,578	41,578
Depreciation charge	(2,011)	(2,011)
Closing net book amount	39,567	39,567

As of March 31, 2025	Properties	Total
Cost	111,642	111,642
Accumulated depreciation	(72,075)	(72,075)
Net book value	39,567	39,567

9. Equipment

Year ended December 31, 2024	Equipment	Total
Opening net book amount	22,604	22,604
Additions	1,273	1,273
Depreciation charge	(3,759)	(3,759)
Assets transferred to Neurosterix Pharma Sàrl	(18,987)	(18,987)
Closing net book amount	1,131	1,131

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

As of December 31, 2024	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(83,644)	(83,644)
Net book value	1,131	1,131

Period ended March 31, 2025	Equipment	Total
Opening net book amount	1,131	1,131
Depreciation charge	(107)	(107)
Closing net book amount	1,024	1,024

As of March 31, 2025	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(83,751)	(83,751)
Net book value	1,024	1,024

10. Intangible assets

Year ended December 31, 2024	Service agreement	Total
Opening net book amount	-	-
Additions	182,348	182,348
Depreciation charge	(182,348)	(182,348)
Closing net book amount	-	-

As of December 31, 2024	Service agreement	Total
Cost	182,348	182,348
Accumulated depreciation	(182,348)	(182,348)
Net book value	-	-

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 21). The depreciation charge was recognized at the rate at which these services were provided. During the first quarter of 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses for a total amount of CHF 71,055 for the three-month period ended March 31, 2025.

11. Non-current financial assets

	March 31, 2025	December 31, 2024
Security rental deposits	7,094	7,089
Total non-current financial assets	7,094	7,089

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables, accruals and other current liabilities

	March 31, 2025	December 31, 2024
Trade payables	286,135	253,290
Social security and other taxes	13,254	22,649
Accrued expenses	648,782	518,848
Other current liabilities	101,243	-
Total	1,049,414	794,787

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals increased by CHF 0.2 million as of March 31, 2025 compared to December 31, 2024 primarily due to increased G&A accrued expenses. The other current liabilities amount to CHF 0.1 million and primarily relate to funds received in advance for the future sales of treasury shares. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

13. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2024	184,354,496	(59,159,103)	125,195,393
Sale of shares under sale agency agreement	-	3,050,665	3,050,665
Net sale of shares under liquidity agreement	-	19,999	19,999
Balance as of March 31, 2024	184,354,496	(56,088,439)	128,266,057
Shares reclassed as treasury shares under IFRS 2	-	(29,958,807)	(29,958,807)
Balance as of March 31, 2024 IFRS 2	184,354,496	(86,047,246)	98,307,250

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2025	184,354,496	(56,061,527)	128,292,969
Net sale of shares under liquidity agreement	-	4,001	4,001
Balance as of March 31, 2025	184,354,496	(56,057,526)	128,296,970
Shares reclassed as treasury shares under IFRS 2	-	(29,950,268)	(29,950,268)
Balance as of March 31, 2025 IFRS 2	184,354,496	(86,007,794)	98,346,702

As of March 31, 2025, 128,296,970 shares were outstanding excluding 56,057,526 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14).

As of March 31, 2024, 128,266,057 shares were outstanding excluding 56,088,439 treasury shares directly held by Addex Pharma SA and including 29,958,807 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14).

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of March 31, 2025, 112,621 (December 31, 2024: 116,622) treasury shares are recorded under this agreement in the treasury share reserve and CHF 6,828 (December 31, 2024: CHF 6,496) is recorded in other financial assets.

During the three-month period ended March 31, 2025, the Group did not sell any treasury shares under the sale agency agreement with Kepler Cheuvreux (during the three-month period ended March 31, 2024, the Group sold 3,050,665 treasury shares at an average price of CHF 0.077 per share for gross proceeds of CHF 235,257).

On February 20, 2024, in accordance with Swiss law, the Company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

14. Share-based compensation

The total share-based compensation expense for equity incentive units recognized as continuing operating costs in the statement of comprehensive loss for the three-month period ended March 31, 2025 amounted to CHF 24,917 compared to CHF 58,347 for the three-month period ended March 31, 2024.

The total share-based compensation expense for equity incentive units recognized as discontinued operating costs in the statement of comprehensive loss under “net loss from discontinued operations” for the three-month periods ended March 31, 2025 is nil and amounted to CHF 327,682 for the three-month period ended March 31, 2024 (note 21).

As of March 31, 2025 and December 31, 2024 , 8,006,791 options were outstanding. During the same periods, 29,950,268 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding. All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (see note 13).

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

15. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended March 31,
	2025	2024
Current service cost	(7,522)	(3,150)
Past service cost	-	1,070
Interest cost	(5,400)	(1,795)
Interest income	4,860	1,633
Company pension cost (note 19)	(8,062)	(2,242)

The Group’s pension costs recognized as continuing operating costs in the statement comprehensive loss for the three-month ended March 31, 2025, amounted to CHF 8,062 (CHF 2,242 for the three-month periods ended March 31, 2024).

The Group’s pension costs recognized as discontinued operations in the statement of loss under “net loss from discontinued operations” for the three-month ended March 31, 2025, is nil (CHF 42,493 for the three-month periods ended March 31, 2024).

The amounts recognized in the balance sheet are determined as follows:

	March 31, 2025	December 31, 2024
Defined benefit obligation	(2,059,558)	(2,108,384)
Fair value of plan assets	1,960,198	1,944,133
Retirement benefit obligation	(99,360)	(164,251)

Retirement benefit obligation decreased by CHF 0.1 million as of March 31, 2025 compared to December 31, 2024 primarily due to changes in financial assumptions.

16. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

No amount has been recognized by the Group under this agreement for the three-month period ended March 31, 2025. For the same period ended March 31, 2024, the Group recognized CHF 0.2 million as revenue related to the research agreement that has been completed during the second half of 2024.

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue occurs.

In 2024, Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care and decided to terminate the development of ADX71149. On April 17, 2025, the Group announced that the license agreement had been terminated and the program and all related intellectual property has been returned to the Group.

No amounts have been recognized under this agreement for the three-month period ended March 31, 2025 and 2024.

17. Other income

During the three-month period ended March 31, 2025, the Group recognized CHF 0.1 million related to the fair value of services received from Neurosterix Group at zero cost (note 10). The Group additionally recognized other income from IT consultancy agreements.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 21). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

18. Operating costs

	For the three months Ended March 31,
	2025	2024
Staff costs (note 19)	101,042	68,682
Depreciation (notes 8/9)	2,118	2,938
External research and development cost	32,583	179,110
Patent maintenance and registration cost	43,254	55,539
Professional fees	302,382	452,010
D&O insurance	44,650	51,049
Other operating costs	151,288	213,674
Total operating costs	677,317	1,023,002

The evolution of the total operating costs of continuing operations is mainly driven by G&A staff costs and professional fees.

During the three-month period ended March 31, 2025, total operating costs recognized as continuing operating costs decreased by CHF 0.3 million compared to the same period ended March 31, 2024, primarily due to decreased external research and development costs of CHF 0.1 million and professional fees of CHF 0.1 million.

Total operating costs recognized as discontinued operations, primarily related to staff costs and external research and development, amounted to CHF 2.0 million for the three-month period ended March 31, 2024 and were nil for the same period ended March 31, 2025 (note 21).

19. Staff costs

	For the three months Ended March 31,
	2025	2024
Wages and salaries	84,769	54,284
Social charges and insurances	5,775	6,210
Value of share-based services	2,436	5,946
Retirement benefit (note 15)	8,062	2,242
Total staff costs	101,042	68,682

During the three-month period ended March 31, 2025, total staff costs recognized as continuing operating costs remained stable at CHF 0.1 million compared to the same period ended March 31, 2024.

Staff costs recognized as discontinued operations amounted to CHF 1.4 million for the three-month period ended March 31, 2024 and were nil for the same period ended March 31, 2025 (note 21).

20. Finance result, net

	For the three months Ended March 31,
	2025	2024
Interest income	-	7,571
Interest cost	(31)	(146)
Interest expense on leases	(517)	(465)
Foreign exchange (losses)/gains, net	(18,602)	45,954
Finance result, net	(19,150)	52,914

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

21. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received committed funding of USD 65 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”) from April 2, 2024 to the issuance date of these unaudited condensed consolidated financial statements. As part of the Transaction, the Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. During the first quarter of 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost (note 10).

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the period beginning on January 1, 2024 and terminating on April 1, 2024.

Financial performance of discontinued operations:

	For the three months Ended March 31,
	2025	2024
Other income	-	38,401
Research and development	-	(1,320,098)
General and administration	-	(636,281)
Total operating costs	-	(1,956,379)

Operating loss	-	(1,917,978)

Finance expense	-	(5,672)
Net loss before tax	-	(1,923,650)
Income tax expense	-	-
Net loss from discontinued operations	-	(1,923,650)
Legal fees expenses related to the sale of discontinued operations	-	(428,311)
Total net loss from discontinued operations	-	(2,351,961)

Operating costs of discontinued operations:

	For the three months Ended March 31,
	2025	2024
Staff costs	-	1,368,966
Depreciation	-	67,422
External research and development costs	-	331,678
Laboratory consumables	-	17,735
Patent maintenance and registration costs	-	62,563
Professional fees	-	38,271
Short-term leases	-	8,329
Other operating costs	-	61,415
Total discontinued operating costs	-	1,956,379

Assets classified as held for sale as of March 31, 2024 :

March 31, 2024
Cash and cash equivalents	305,809
Prepayments and other receivables	186,522
Security rental deposits	47,290
Property, plant and equipment	18,987
Right of use assets	231,272
Total Assets held for sale	789,880

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Liabilities directly associated with assets classified as held for sale as of March 31, 2024:

March 31, 2024
Current lease liabilities	242,416
Payables and accruals	366,485
Deferred income	285,809
Retirement benefits obligations	433,508
Total Liabilities held for sale	1,328,218

Cash flows of discontinued operations:

	For the three months Ended March 31,
	2025	2024
Net loss from discontinued operations	-	(1,923,650)
Adjustments for:
Depreciation	-	67,422
Value of share-based services	-	327,682
Post-employment benefits	-	(27,338)
Finance cost net	-	5,672
Decrease in other receivables	-	2,622
Increase in prepayments	-	(593,142)
Increase in payables and accruals	-	496,472
Decrease in deferred income	-	(38,401)
Net cash flow used in operating activities	-	(1,682,661)

Cash flows used in financing activities
Principal element of lease payment	-	(63,770)
Interest paid	-	(5,672)
Net cash used in financing activities	-	(69,442)

Net cash used in discontinued activities	-	(1,752,103)

22. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 21). Neurosterix Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency.

The carrying amount of the equity-accounted investment in Neurosterix Group has changed as follows during the three-month period ended March 31, 2025:

For the three months ended March 31, 2025
Beginning of the period	7,087,142
Share of net loss of Neurosterix Group	(847,451)
End of the period	6,239,691

The 20% equity interest in Neurosterix US Holdings LLC received by the Group on April 2, 2024 was initially valued at CHF 9.43 million using a financial valuation of the Neurosterix Group. From April 2, 2024 to March 31, 2025, the share of net loss of Neurosterix Group amounted to CHF 3.2 million in accordance with IAS 28. The loss recognized for the period primarily reflects expenditures related to research and development and general and administrative activities, which are incurred in the ordinary course of Neurosterix operations. As of March 31, 2025, the equity-accounted investment is not impaired.

23. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

	For the three months Ended March 31,
	2025	2024
Net loss from continuing operations	(1,472,863)	(735,178)
Net loss from discontinued operations	-	(2,351,961)
Net loss attributable to equity holders of the company	(1,472,863)	(3,087,139)
Weighted average number of shares in issue	98,345,268	97,534,676
Basic and diluted loss per share	(0.01)	(0.03)
From continuing operations	(0.01)	(0.01)
From discontinued operations	-	(0.02)

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the three-month periods ended March 31, 2025 and 2024, as they would be antidilutive.

24. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

	For the three months Ended March 31,		For the three months Ended March 31,
	2025	2024	2025	2024

	Continuing operations		Discontinued operations
Salaries, other short-term employee benefits and post-employment benefits	97,293	59,828	-	319,348
Share-based compensation	24,518	52,398	-	260,887
Total	121,811	112,226	-	580,235

The compensation costs to key management related to continuing operations remained stable at CHF 0.1 million during the three-month period ended March 31, 2025 and 2024. During the three-month period ended March 31, 2025, the compensation costs to key management related to discontinued operations was nil and amounted to CHF 0.6 million for the three-month period ended March 31, 2024.

The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of March 31, 2025 and December 31, 2024. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

Transactions with Neurosterix Group

On April 2, 2024, as part of the Neurosterix transaction, a service agreement was concluded in order to provide to the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. During the second quarter of 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses for a total amount of CHF 71,055 for the three-month period ended March 31, 2025.

25. Events after the balance sheet date

From April 1, 2025, to the issuance date of these condensed interim consolidated financial statements, the Group sold 11,094,913 treasury shares at an average price of CHF 0.06 for total gross proceeds of CHF 669,102.

On April 17, 2025, the Group announced that Janssen terminated the license agreement for the development of ADX71149 and returned the program including all related intellectual property to the Group.